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                                                                   EXHIBIT A.11

                            DESCRIPTION OF ISSUANCE,
                 TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES
                    PURSUANT TO RULE 6E-3(T)(b)(12)(iii) FOR
           FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY
                     ACACIA NATIONAL LIFE INSURANCE COMPANY


This document sets forth the administrative procedures that will be followed by Acacia National Life Insurance Company in connection with the issuance of its Flexible Premium Variable Life Insurance Policy ("Policy" or "Policies"), the transfer of the assets held thereunder, and the redemption by policy owners ("Owners") of their interests in those Policies. Capitalized terms used herein have the same meaning as in the prospectus for the Policy that is incorporated in the current registration statement of Form S-6 for the Policy as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS

        A.       APPLICATIONS, INITIAL PREMIUMS, AND ISSUANCE.

                 1. Offer of the Policies; Cost of Insurance. The Policies will be offered and sold pursuant to established premium schedules and underwriting schedules in accordance with state insurance laws. Cost of insurance for the Policies will not be the same for all Owners selecting the same Specified Amount. Insurance is based on the Principle of pooling and distribution of mortality risks, which assumes that each owner pays a premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, health and occupation. A uniform cost of insurance for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there will be no uniform cost of insurance for all Insureds, there will be a uniform cost of insurance for all insureds of the same risk classification. A description of the Monthly Deduction under the Policy, which includes charges for cost of insurance and for supplemental benefits, is at Appendix A to this memorandum.

                 2. Application. Persons wishing to purchase a Policy must complete an application and submit it to an ANLIC authorized agent. The application must specify the Insured, and provide certain required information.

                 3. Initial Premium. An applicant also must pay a minimum initial premium that, when reduced by the Premium Expense Charges, will be sufficient to pay the monthly deductions for the first two months. The first Planned Periodic Premium is due on or before the date the policy is delivered. A properly completed application must precede or accompany the initial premium. ANLIC reserves the right to reject any applicant. Premiums are payable at the


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                          ANLIC Principal office at 7315 Wisconsin Avenue,
                          Bethesda, Maryland 20814 or to an authorized ANLIC agent.

                 4. Minimum Specified Amount. The minimum Specified Amount for which ANLIC will issue a Policy is $25,000.

                 5. Receipt of Application and Underwriting. Upon receipt of a completed application from an applicant, ANLIC will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examination and may require that further information be provided about the proposed Insured before a determination can be made.

                          The cost of Insurance is based on sex, age and rate class. The underwriting process determined the rate class to which the Insured is assigned. This original rate class applies to the Initial Face Amount. For each increase, ANLIC will use the rate class applicable to the increase.

                          When the death benefit is equal to a percentage of the Policy Account Value ANLIC will use the rate class for the most recent increase that required evidence of insurability.

                          A Policy cannot be issued until the initial underwriting procedure has been completed. The Issue Date, the date the Policy is issued, occurs when the application has been accepted, the minimum initial premium has been received, and the computerized issue system has generated a printed Policy. The Issue Date is used to measure contestability periods. If an application is rejected, any premium received will be returned, without interest.

                 6. Acceptance of Application and Policy Date. The minimum face amount of a Policy is $25,000, under ANLIC's current rules. ANLIC reserves the right to revise its rules from time to time to specify a different minimum face amount at issue. A Policy will generally be issued only to insureds 80 years of age or under who supply satisfactory evidence of insurability sufficient to ANLIC. ANLIC may, however, at its sole discretion, issue a Policy to an individual above the age of 80. Acceptance is subject to ANLIC's underwriting rules and ANLIC reserves the right to reject an application for any reason.

                          The policy date is the date used to determine policy years and policy months. If a premium is paid with the application, the policy date will ordinarily be the later of the date of application or the date of any required medical examination undertaken in accordance with ANLIC's underwriting requirements. When, however, underwriting approval has not occurred within 45 days of receipt of




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                          the application, the policy date will be the date of
                          underwriting approval. If a premium is submitted with the application, insurance coverage will begin as of the policy date. If a premium is not paid with the application, the policy date will ordinarily be approximately 25 days after underwriting approval. Insurance coverage will begin on the later of the policy date or the date the premium is received. A policy date may also be any other date mutually agreeable to ANLIC and the Owner. ANLIC will allocate net premiums to the Variable Account on the later of the policy date or the date the premium is received.

                          UNDER CURRENT UNDERWRITING GUIDELINES, WHICH ANLIC MAY CHANGE FROM TIME TO TIME, IF THE PROPOSED INSURED IS DETERMINED BY ANLIC NOT TO BE AN INSURABLE RISK AT A PREFERRED RATING CLASS AS OF THE DATE OF THE APPLICATION,

                          ANLIC WILL EVALUATE WHETHER THE PROPOSED INSURED IS AN INSURABLE RISK AT A STANDARD RATING CLASS. IN SUCH A CASE, UNTIL THE DATE THE POLICY IS ISSUED, INITIAL PREMIUM PAYMENT WILL BE THE CALVERT SOCIAL MONEY MARKET PORTFOLIO AND CREDITED WITH INTEREST. IF THE POLICY IS NOT ISSUED, THE PREMIUM WILL BE RETURNED WITH INTEREST.

        B.       ADDITIONAL PREMIUMS.

                 1. Premium Flexibility. Subject to certain limitations, an Owner has flexibility in determining the frequency and amount of premiums. Unlike conventional insurance policies, the Policy frees the Owner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. ANLIC requires the Owner to pay an initial premium that, when reduced by the premium expense charges will be sufficient to pay the monthly deductions for the first two policy months.

                          Thereafter, subject to the minimum and maximum premium limitations described below, an owner may make unscheduled premium payments at any time in any amount.

                 2. Planned Periodic Premiums. Each Owner will determine a planned periodic premium schedule that provides for the payment of a level premium at a fixed interval over a specified period of time. The Owner is not required to pay premiums in accordance with this schedule. Furthermore, the owner has considerable flexibility to alter the amount, frequency, and the time period over which planned periodic premiums are paid.

                          The payment of a planned periodic premium will not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy Account Value. Thus, even if planned periodic premiums are paid by the



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                          Owner, the Policy will nonetheless lapse at any time
                          indebtedness exceeds Policy Account Value or the Cash Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. Exceptions may occur if the Owner pays an amount equal to or greater than either the scheduled Benchmark Premiums or Guaranteed Death Benefit Premiums.

                 3. Benchmark Premiums. When the Owner pays the monthly Benchmark Premiums as stated in the Policy and if the sum of the premiums paid equals or exceeds the sum of the scheduled Benchmark Premiums for the face amount and any increase, then the Policy is guaranteed not to lapse during the first five years that the Policy is in force. Payment of only the Benchmark Premium will reduce the flexibility of premium payments.

                 4. Guaranteed Death Benefit Premium (UGDBP"). The owner may also elect to pay a GDBP which is stated in each Policy and is calculated based on the insured's age, sex and rate class at the time coverage is applied for. Provided GDBP is paid and the Owner makes no loans or partial surrenders, the Policy is guaranteed not to lapse before the insured reaches age 65 or for ten years from the effective date of coverage, whichever is later.

                 5. Premium Limitations. In no event may the total amount of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations which are required by federal tax laws. If at any time a premium-is paid which would result in total premiums exceeding the current maximum premium limitation, ANLIC will only accept that portion of the premium which will make total premiums equal the maximum limitation. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. Every Premium payment, whether scheduled or unscheduled, must be at least $25. Premium payments less than this minimum amount will be returned to the Owner.

                          The policies also limit the sum of premiums that may be paid at any time so as to preserve the qualification of the Policies as life insurance for federal tax purposes. These limitations are set forth in the policies. ANLIC reserves the right to refuse to refund any premium payments that may cause the policy to fail to qualify as life insurance under applicable tax law.

                 6. Payment of Premiums.. Payments made by the Owner will be treated first as payment of premium, not indebtedness unless the owner indicates that the payment should be treated otherwise. Charges will be deducted from each premium payment as stated in the Policy.


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        C.       ALLOCATION OF PREMIUM AND POLICY ACCOUNT VALUES.

                 1. Net Premiums. The net premium equals the premium paid less the premium expense charge.

                 2. Allocation of Net Premiums. In the application for a Policy, the owner can allocate net premiums or portions thereof to the General Account or to Sub-accounts of the variable Account, or both. Notwithstanding the allocation in the application, the portion of the net premium allocated to Subaccounts of the Variable Account will initially be allocated to the Sub-account of the Variable Account that invests exclusively in shares of Money Market Portfolio on the Policy Date or the date the first premium is received by ANLIC, whichever is later. Net premiums allocated to any Sub-account of the variable Account will continue to be allocated to the Sub-account until the end of the fifteenth day following the Policy Date. upon expiration of the fifteen day period, the value in the Sub-account will automatically be transferred to Sub-accounts of the Variable Account in accordance with the Owner's percentage allocation in the application.

                          The value of amount allocated to Sub-accounts of the Variable Account will vary with the investment experience of these Sub-accounts and the Owner bears the entire investment risk.

        D.       POLICY LAPSE AND REINSTATEMENT.

                 1. Lapse. Unlike conventional life insurance policies, the failure to make a planned periodic premium payment will not itself cause the Policy to lapse. Lapse will only occur where indebtedness exceeds the Policy Account Value, or the Cash Surrender Value is insufficient to cover the monthly deduction, and a Grace Period expires without a sufficient payment. If the Policy Account Value less indebtedness is insufficient to cover the monthly deduction, the Owner must pay during the Grace Period a premium, equal to the sum of the monthly deductions for the first three policy months after commencement of the Grace Period, and any premium expense charges to avoid lapse. ANLIC may, in its sole discretion, require the payment of a lesser amount. If indebtedness exceeds the Policy Account Value, the Owner must pay all excess indebtedness during the Grace Period to avoid lapse. The Grace Period will not begin if the owner makes no loans or partial surrenders and elects to pay premiums equal to or greater then the GDBP. Also, the Policy provides that during the first sixty months, if the owner pay premiums equal to or greater that the scheduled Benchmark Premiums, then the Grace Period will not begin.



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                 2.       Grace Period. At the start of the Grace Period, ANLIC
                          will notify the owner of the shortfall. The owner will then have a Grace Period of 62 days, measured from the date the notice is sent to the owner, to make sufficient payments. ANLIC may, in its sole discretion, extend the Grace Period beyond 62 days. Failure to make a sufficient payment within the Grace Period will result in lapse of the Policy. If a sufficient payment is made during the Grace Period, any net premium paid will be allocated among the General Account and the Sub-accounts of the Variable Account in accordance with the Owner's current instructions, and any monthly deductions due will be charged ratably to the General Account and the Subaccounts. If the insured dies during the Grace Period, the death benefit will equal the amount of the death benefit immediately prior to the commencement of the Grace Period. These proceeds will be reduced by any due and unpaid charges and any indebtedness.

                          ANLIC provides a special guarantee if the Owner elects to pay an amount equal to or greater than the scheduled Benchmark Premiums as stated in the Policy. The Owner may elect to pay the Benchmark Premiums as stated in the Policy and the Policy is guaranteed not to lapse during the first sixty months that the Policy is in force. The owner may also pay GDBP for the Policy or any increase in coverage. The GDBP is stated in the Policy and is calculated based on the insured's age, sex and rate class at the time coverage is applied for. Provided the GDBP is paid, the Policy is guaranteed not to lapse before the insureds reaches age 65 or for ten Years form the effective date of coverage, whichever is later. The GDBP does not apply if the Owner elects to make a policy loan or partial surrender.

                 3. Reinstatement. A lapsed Policy may be reinstated any time within 5 years after the date of lapse and before the maturity date by submitting the following items to
                          ANLIC:

                          a)       A written application for reinstatement;

                          b) Evidence of insurability satisfactory to ANLIC; and

                          c) A premium that, after the deduction of premium expense charges, is large enough to cover the monthly deductions for at least three Policy months commencing with the effective date of reinstatement for the policy and any rider benefits. Any indebtedness outstanding on the date of lapse must be paid at the time of reinstatement.

                          Upon approval of the application for reinstatement, the effective date of reinstatement will be the monthly anniversary on or prior to the date of approval.



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                          ANLIC may contest the reinstatement of the Policy, and
                          any rider attached, for any statements made in the application for reinstatement, until it has been in force during the lifetime of the insured for two years from the effective date.

        E.       POLICY LOANS.

                 1. Policy Loan. The owner may borrow money from ANLIC using the Policy as the only security for the loan. The maximum amount that may be borrowed at any time is the Loan Value. The Loan Value equals 90% of the Policy's Cash Surrender Value. Loans have priority over the claims of any assignee or other person. The loan may be repaid all or in part at any time while the insured is living. Loans from certain Policies will be taxed as Distributions required under Federal Tax Law.

                          Payments made by the owner will be treated first as payment of premium and not any outstanding policy debt unless the Owner indicates that the payment should be treated otherwise.

                 2. Allocation of Loan. An Owner may allocate a policy loan among the General Account and the Sub-accounts of the Variable Account which have Policy Account Value. If no such allocation is made, ANLIC will allocate the loan first to the General Account and then among the accounts in the same proportion that the value in each Sub-account bear to the Policy Account Value less indebtedness at the end of the Valuation Period during which the request is received.

                          The portion of the loan allocated to the Subaccounts of the Variable Account will normally be paid within seven days after receipt of a written request. Postponement of loans may take place under certain circumstances. ANLIC will not defer a loan used to pay premiums.

                 3. Interest. The interest rate charged on policy loans accrues daily at a rate equivalent to the annual rate of 6.45% a year. After the first five years that the Policy is in force, the interest rate will equal 4.5% for any new loan amount that is equal to or less than the Policy Account Value minus cumulative premiums paid and 6.45% for all other loan amounts. interest payments are due at the end of each policy year. If unpaid when due, interest will be added to the amount of the loan but security for this capitalized interest will have already accrued in the General Account under the following procedure.



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                 4.       Effect of Poll Loans. Value equal to the portion of
                          the policy loan plus projected interest allocated to each Sub-account will be transferred from the Sub-account to the General Account, reducing the value in the Sub-account. The amount of projected interest transferred will equal the amount of interest projected to accrue until the following policy anniversary, discounted for the guaranteed interest to be credited on the total amount transferred. If the total indebtedness under the Policy exceeds the value in the General Account, value in an amount equal to the excess indebtedness will be transferred from the Subaccounts of the Variable Account to the General Account as security for the excess indebtedness. Under ANLIC's current procedures, it will transfer value from the Sub-accounts of the Variable Account to secure indebtedness on the monthly anniversary on or after the date indebtedness exceeds value in the General Account. ANLIC will allocate the amount transferred to secure the excess indebtedness among the Sub-accounts of the Variable Account in the same proportion that the value in each Sub-account bears to the Policy Account Value in all Sub-accounts. No charge will be imposed for these transfers.

                          On each policy anniversary, the amount of interest projected to accrue over the following policy year, discounted for projected earnings on the total amount allocated to the General Account as security of the loan, will be allocated among and transferred from the Sub-accounts in accordance with the foregoing procedures.

                          Value in the General Account equal to indebtedness will be credited with interest at 4.5% per year. NO ADDITIONAL INTEREST WILL BE CREDITED TO THIS VALUE. The interest earned will be credited no less frequently than once each policy month. Upon repayment of indebtedness, the portion of the repayment allocated to a Sub-account in accordance with the repayment of indebtedness provision will be transferred to the Sub-account and increase the value in the Sub-account.

                 5. Indebtedness. Indebtedness equals the total of all policy loans and accrued interest on policy loans plus any due and unpaid monthly deductions. If indebtedness exceeds Policy Account Value less surrender charges, ANLIC will notify the owner and any assignee of record. If a sufficient payment equal to excess indebtedness is not made to ANLIC within 62 days from the date notice is sent, the Policy will lapse and terminate-without value. The Policy, however, may later be reinstated may be repaid any time before the maturity date of the Policy. If not repaid, ANLIC may deduct indebtedness from any amount payable under the policy. As indebtedness is repaid, the value in the General Account securing the indebtedness repaid may be allocated by the Owner among the General Account and the Sub-accounts of the Variable



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                          Account. Any excess projected interest resulting from
                          the repayment will also be allocated to the General account and the Subaccounts of the Variable Account. If no allocation is made, ANLIC will allocate principal repayments and interest payments amount those accounts for transfer to the General Account. The amount allocated to an account may not exceed the amount originally transferred from such account, however, ANLIC will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

        II.      ALLOCATIONS AND TRANSFERS

                 A.       THE SEPARATE ACCOUNT

                          Acacia National Variable Life Insurance Separate Account I ("Variable Account") was established by ANLIC as a separate account on January 31, 1995. The Variable Account will receive and invest the net premiums paid under this Policy. In addition, the Variable Account may receive and invest net premiums for other flexible premium variable life insurance policies issued by ANLIC.

                          Although the assets of the Variable Account are the property of ANLIC, the Code of Virginia under which the Variable Account was established provides that the assets in the Variable Account attributable to the Policies are generally not chargeable with liabilities arising out of any other business which ANLIC may conduct. The assets of the Variable Accounts shall, however, be available to cover the liabilities of the General Account of ANLIC to the extent that the Variable Account's assets exceed its liabilities arising under the Policies supported by it.

                          The Variable Account is currently divided into fourteen Sub-accounts. Each Sub-account invests exclusively in shares of a single Portfolio of a registered, open end investment management company ("Fund" or "Funds" collectively). Income and both realized and unrealized gains or losses from the assets of each Sub-account of the Variable Account are credited to or charged against the Sub-account without regard to income, gains or losses from any other Subaccount of the Variable Account or arising out of any other business ANLIC may conduct.

                          The Variable Account has been registered as a unit investment trust under the Investment Company Act of 1940. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment practices or policies of the Variable Account or ANLIC by the Commission.



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        B.       GENERAL ACCOUNT.

                 Owners may allocate net premiums and transfer value to the General Account of ANLIC. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered as securities under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the Staff of the Securities and Exchange Commission has not reviewed the disclosures in the prospectus relating to the General Account.

                 The General Account consists of all assets owned by ANLIC other than those in the Variable Account and other separate accounts. Subject to applicable law, ANLIC has sole discretion over the investment of the assets in the General Account.

                 The flexible premium fixed benefit policy's net premiums will be allocated to ANLIC's General Account. ANLIC guarantees that value in the General Account will accrue interest at an effective rate of at least 4.5%, independent of the actual investment experience of the General Account. The allocation or transfer of funds to the General Account does not entitle an Owner to share in the investment experience of the General Account. Instead, ANLIC guarantees that value in the General Account will accrue interest at an effective annual rate of at least 4.5%, independent of actual investment experience of the General Account. Any excess interest rate when declared will remain in effect at least one year.

        C.       ALLOCATIONS.

                 An Owner may elect to allocate net premiums to the General Account, the Variable Account, or both. The Owner may also transfer value from the Sub-accounts of the variable Account to the General Account, or from the General Account to the Sub-accounts of the Variable account subject to applicable restrictions.

        D.       TRANSFERS FROM SUB-ACCOUNTS.

                 The Owner may ask ANLIC to transfer all or part of the amount in one of the Sub-accounts to another Subaccount or to the General Account. The minimum amount for such transfer is $100. The transfer will be made as of the date ANLIC receives the written request.

        E.       AUTOMATIC REALLOCATION AND DOLLAR COST AVERAGING PROGRAMS.

                 The owner may also elect from either the Automatic Reallocation Program or the Dollar Cost Averaging Program by filing a written authorization with ANLICANLIC



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                 reserves the right to alter, including the right to assess a charge, or terminate these administrative programs upon 30 days advance written notice.

                 Under the Automatic Reallocation Program, the owner may have automatic transfers on either a quarterly, semi-annual or annual basis, to adjust the values among the Sub- account and the General Account to meet the owner's designated percentage account value proportions the Owner has on file with ANLIC. The allocations are subject to a minimum 5% designated percentage proportion per account.

                 Under the Dollar Cost Averaging Program, the Owner may elect to have a specific dollar amount automatically transferred from the Money Market Subaccount to designated Sub- accounts on either a monthly, quarterly or semi-annual basis. The Specific dollar amount is subject to a $50 minimum transfer. If the periodic transfer would reduce the value in the Money Market Sub-account below the specific dollar amount, ANLIC reserves the right to include the entire remaining value to the transfer election. ANLIC also reserves the right to establish a minimum Money Market Sub-account balance before we allow you to elect the program.

                 Transfers and adjustments pursuant to these Programs will occur on the Policy's monthly anniversary date in the month in which the transaction is to take place or the next succeeding business day if the monthly anniversary date falls on a day other than a Valuation Date.

        F.       TELEPHONE REQUESTS.

                 At the time an application for a Policy is completed, or at any subsequent time, an Owner may request a telephone transfer authorization form. If the form is properly completed and on file with ANLIC, transfers may be made pursuant to telephone instructions, subject to the above terms and the terms of the authorization form. Otherwise, transfer requests must be in writing in a form acceptable to ANLIC. Transfer requests made by telephone are processed upon the date of receipt, if received prior to 4:00 p.m. EST. ANLIC may, at any time, revoke or modify the transfer privilege.

III. "REDEMPTION" PROCEDURES; SURRENDERS, DEATH BENEFITS, LOANS. MATURITY PROCEEDS, AND CONVERSIONS.

        A.       REQUEST FOR SURRENDER VALUE.

                 1. Surrender Privileges. At any time before the earlier of the death of the insured of the maturity date, the owner may partially or totally surrender the Policy by sending a written request to ANLIC. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during with the



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                          surrender request is received at ANLIC's principal
                          office. The Cash Surrender Value equals the Policy Account Value less the surrender charge and indebtedness. Surrenders from the Variable Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. Surrenders may have adverse tax consequences.

                          After the first policy year, you may partially surrender the policy on any valuation date during the lifetime of the insured by sending us a written request. The amount of the partial surrender must not exceed the Cash Surrender Value. You may place on file with us a written request for systematic partial surrenders. The partial surrenders may be monthly, quarterly or annually in amounts of no less than $100.

                          Surrender charges will not exceed the maximum charges as specified in the Policy. The surrender charge for the original face amount is determined by multiplying a surrender charge factor by the actual premiums paid up to Target Premium. Target Premium is an annual premium amount based on the insured's age, sex and risk class and is used solely for the basis of surrender charges and commission payments. Target Premiums do not exceed the Securities and Exchange Commission ("SEC") guideline annual premium. The surrender charge factor depends on the number of years the policy has been in force, as follows:

                                   Policy Year               Surrender Factor

                                       1-7                         30%
                                        8                          20%
                                        9                          10%
                                       10+                          0%

                          Paying less premium may reduce the surrender charge but will increase the cost of insurance for the Policy and may cause the Policy to lapse.

                          Surrender charges for an increase will be based solely on the Target Premium associated with the increase as stated in the Policy. The maximum surrender charge for an increase is 30% of the Target Premium for the increase during the seven years following the increase, and then declines by 10% per year until it reaches O% in the tenth year. Surrender charges are computed separately for the original face amount and each increase in face amount, and then combined. With respect to the first increase in the face amount, the increase is the amount which the face amount, after the increase, exceeds the original face amount. With respect to other increases, the increase is the amount which the face amount, after the increase, exceeds the highest face amount in effect at any time prior to the increase.

                 2. Partial Surrender Charge. During the surrender charge period for the Policy and any increaser there will be a charge for a partial surrender equal to 8% of the amount withdrawn or $25, whichever is greater. Partial surrender charges will reduce the surrender charge for the Policy and any increase.

                          Unless requested otherwise, the partial surrender will be allocated among the General Account and each Sub-account of the Variable Account in the same proportion that the policy's value in the General Account, less indebtedness, and the policy's value in each Sub-account, bear to the total Policy Account Value of the policy, less indebtedness, on the Valuation Date we receive the request.

        B.       DEATH BENEFITS.

                 1. Payment of Death Benefit. As long as the Policy remains in force, ANLIC will upon proof of the insured's death, pay the death benefit proceeds of a Policy to the named beneficiary in accordance with the designated death benefit option. The amount of the death benefits payable will be determined as of the end of the valuation period of the date of death, and will not reflect subsequent Variable Account investment performance. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. The death benefit proceeds will be reduced by an outstanding indebtedness and any due and unpaid charges. These proceeds will be increased by any additional insurance provided by rider and by the monthly deduction for the month in which death occurred.

                 2. Amount of Death Benefit. The Policy provides two death benefit options: Death Benefit Option A ("Option A") and Death Benefit option B ("Option B"). The Owner designates the death benefit option in the application. ANLIC guarantees that as long as the Policy remains in force, under either option the death benefit will never be less than the current face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

                 3. Option A. The death benefit is the greater of the current face amount of the Policy or the applicable percentage of Policy Account Value on the date of death. The applicable percentage is 250% for an insured age 40 or below on the Policy anniversary prior to the date of death. For insureds with an attained age over 40 on a Policy anniversary, the percentage declines as shown in the Applicable Percentage Table; Accordingly, under Option A, the death benefit will remain level unless the applicable percentage of Policy Account Value exceeds the current face amount, in which case the amount of the death benefit will vary as the Policy Account Value varies.

                          Illustration of Option A. For purposes of this illustration, assume that the insured's attained age is between 30 and 40 and that there is not outstanding indebtedness. Under Option A, a Policy with $100,000 face amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Policy Account Value, any time the Policy Account Value of the Policy exceeds $40,000 the death benefit will exceed the $100,000 face amount. Each additional dollar added to the Policy Account Value above $40,000 will increase the death benefit by $2.50. Thus, if the Policy Account Value exceeds $40,000 and increases by $100 because of investment performance or premium payments, the death benefit will increase by $250. An owner with a Policy account Value of $50,000 will be entitled to a death benefit of $125,000 ($50,000 x 250%); a Policy Account Value of $75,000 will yield a death benefit of $187,500 ($75,000 x 250%); a Policy Account Value of $100,000 will yield a death benefit of $250,000 ($100,000x 250%).

                          Similarly, so long as the Policy Account Value exceeds $40,000, each dollar taken out of the Policy Account Value will reduce the death benefit by $2.50. If, for example, the Policy Account Value is reduced from $75,000 to $70,000 because of partial surrenders, charges or negative investment performance, the death benefit will be reduced from $187,500 to $175,000. If at any time, however, the Policy Account Value multiplied by the applicable percentage is less than the face amount, the death benefit will equal the current face amount of the Policy.

                          The applicable percentage becomes lower as the insured's attained age increases. If the attained age of the insured in the illustration above were, for example, 50 (rather than between 30 and 40), the percentage would be 185%. The death benefit would not exceed the $100,000 face amount unless the Policy Account Value exceeded approximately $54,055 (rather than $40,000), and each $1 than added to or taken from the Policy Account Value would change the death benefit by $1.85 (rather than $2.50).

                           APPLICABLE PERCENTAGE TABLE


Attained Age                  Applicable Percentage            Attained Age                          Applicable Percentage
------------                  ---------------------            ------------                          ---------------------

41..................                   243%                    61.....................                        128%
42..................                   236                     62.....................                        126
43..................                   229                     63.....................                        124
44..................                   222                     64.....................                        122
45..................                   215                     65.....................                        120
46..................                   209                     66.....................                        119
47..................                   203                     67.....................                        118
48..................                   197                     68.....................                        117
49..................                   191                     69.....................                        116
50..................                   185                     70.....................                        115
51..................                   178                     71.....................                        113
52..................                   171                     72.....................                        111
53..................                   164                     73.....................                        109
54..................                   157                     74.....................                        107
55..................                   150                     75-90..................                        105
56..................                   146                     91.....................                        104
57..................                   142                     92.....................                        103
58..................                   138                     93.....................                        102
59..................                   134                     94.....................                        101
60..................                   130                     95 or older............                        100


        4. Option B. The death benefit is equal to the greater of the current face amount plus the Policy Account Value of the Policy or the applicable percentage of the policy Account Value on the date of death. The applicable percentage is 250% for an insured age 40 or below on the Policy anniversary prior to the date of death. For insureds with an attained age over 40 on a Policy anniversary, the percentage declines as shown in the Applicable Percentage Table. Accordingly, under Option B the amount of the death benefit will always vary as the Policy Account Value varies.

                 Illustration of Option B. For purposes of this illustration, assume that the insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a face amount of $100,000 will generally pay a death benefit of $100,000 plus the Policy Account Value. Thus, for example, a Policy with a Policy Account Value of $20,000 will have a death benefit of $120,000 ($100,000 + $20,000); a Policy Account
                 Value of $40,000 will yield a death benefit of $140,000 ($100,000 + $40,000). The death benefit, however, must be at least 250% of the

                 Policy Account Value. As a result, if the Policy Account Value of the Policy exceeds approximately $66, 667, the death benefit will be greater than the face amount plus the Policy Account Value. Each additional dollar of the Policy Account Value above $66,667 will increase the death benefit by $2.50. Thus, if the Policy Account Value exceeds $66,667 and increases by $100 because of investment performance or premium payments, the death benefit will increase by $250. An owner with a Policy Account Value of $75,000 will be entitled to a death benefit of $187,500 ($75,000 x 250%); a Policy Account Value of $100,000
                 will yield a death benefit of $250,000 ($100,000 x 250%); a Policy Account Value of $125,000 will yield a death benefit of $312,500 ($125,000 x 250%).

                 Similarly, any time the Policy Account Value exceeds $66,667, each dollar taken out of the Policy Account Value will reduce the death benefit by $2.50. If, for example, the Policy Account Value is reduced from $75,000 to $70,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $187,500 to $175,000. If at any time, however, the Policy Account Value multiplied by the applicable percentage is less than the face amount plus the Policy Account Value, then the death benefit will be the current face amount plus the Policy Account Value of the Policy.

                 The applicable percentage becomes lower as the insured's attained age increases. If the attained age of the insured in the illustration above were, for example, 50 (rather than under 40), the applicable percentage would be 185%. The amount of the death benefit would be the sum of the Policy Account Value plus $100,000 unless the Policy Account Value exceeded approximately $117,647 (rather than $66,667) and each $1 then added to or taken from the Policy Account Value would change the death benefit by $1.85 (rather than $2.50).

        C.       CHANGE IN FACE AMOUNT.

                 Subject to certain limitations, an Owner may increase or decrease the face amount of a Policy. A change in face amount may affect the cost of insurance rate and the net amount at risk, both of which may affect an Owner's cost of insurance charge. A change in face amount may affect whether the Policy is a "modified endowment contract" for federal income tax purposes.

        1. Decreases. Any decrease in the face amount will become effective on the monthly anniversary date on or following receipt by ANLIC of a written request. Generally, no decrease in the face amount will be permitted during the first Policy year (other than a decrease indirectly resulting from a partial surrender) but ANLIC may waive this restriction. The face amount remaining in force after any requested decrease may not be less than $25,000. If, following the decrease in face amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited (or, if the policyholder so elects, the Policy Account Value may be returned to the Owner) to the extent necessary to meet these requirements. For purposes of determining the cost of insurance charge, a decrease in the face amount will reduce the face amount in the following order.

                 a) The face amount provided by the most recent increase;
                 b) The next most recent increase successively; and
                 c) The face amount when the Policy was issued.

        2. Increases. For an increase in the face amount, a written application must be submitted. ANLIC may also require that additional evidence of insurability be submitted. The effective date of the increase will be the monthly anniversary on or following receipt of the written request and approval of the increase by ANLIC. The increase currently may not be less that $25,000 (ANLIC reserves the right to change the minimum required increase in face amount). An increase need not be accompanied by an additional premium; ANLIC may, however, deduct any charges associated with the increase from existing Policy Account value.

        3. Insurance Protection. An Owner may increase or decrease the pure insurance protection provided by a Policy - the difference between the death benefit and the Policy Account Value - in one of several ways as insurance needs change. These ways include increasing or decreasing the face amount of insurance, changing the level of premium payments, and, to a lesser extent, partially surrendering the Policy. Although the consequences of each of these methods will depend upon the individual circumstance, they may be generally summarized as follows:

                 a) A decrease in the face amount will, subject to the applicable percentage limitations, decrease the insurance protection and charges under the Policy without reducing the Policy Account Value.

                 b) An increased level of premium payments will also reduce the pure insurance protection for a Policy with Option A Death Benefit, until the applicable percentage of Policy Account Value exceeds either the face amount (if Option A is elected) or the Policy Account Value plus the face amount (if Option B is elected). Furthermore, increased premiums should increase the amount of funds available to keep the Policy in force.

                 c) A partial surrender will reduce the death benefit. However, it has a limited effect on the amount of pure insurance protection and charges under the Policy. Because the decrease in the death benefit is largely offset by the amount of the Policy Account value withdrawn, the primary use of a partial surrender is to withdraw the Policy Account Value.

                 d) An increase in the face amount may increase the amount of pure insurance protection, depending on the amount of the Policy Account Value and the resultant applicable percentage limitations. If the insurance protection is increased, the Policy charges generally will increase as well.

                 e) A reduced level of premium payments also generally increases the amount of pure insurance protection again depending on the applicable percentage limitations. Furthermore, it results in a reduced amount of the Policy Account Value and increases the possibility that the Policy will lapse.

        4. Change in Death Benefit Option. Generally, the death benefit option in effect may be changed at any time by sending ANLIC a written request for change. If the death benefit option is changed from Option B to Option A, the face amount will be increased by an amount equal to the Policy Account Value on the effective date of change. Changing from Option B to Option A does not require evidence of insurability. The effective date of such a change will be the monthly anniversary on or following receipt of the request. A change in death benefit option may affect whether the Policy will be treated as a "modified endowment contract" for federal tax purposes.

                 If the death benefit option is changed from Option A to Option B, the face amount will be decreased by an amount equal to the Policy Account Value on the effective date of the change. This change may not be made if it would result in a face amount less than $25,000. Changing from Option A to Option B may require evidence of insurability satisfactory to ANLIC. The effective date of such a change will be the monthly anniversary on or following the date the change is approved by ANLIC.

                 No charges will be imposed upon a change in death benefit option, nor will such a change in and of itself result in an immediate change in the amount of the Policy Account Value. If, however, prior to or accompanying a change in the death benefit option there has been an increase in the face amount, the method of calculating the insurance charge may change.

        5. How Death Benefits May Vary in Amount. As long as the Policy remains in force, ANLIC guarantees that the death benefit will never be less than the current face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, vary with the Policy Account Value. Under Option A, the death benefit will only vary whenever the Policy Account Value multiplied by the applicable percentage exceeds the face amount of the Policy. The death benefit under Option B will always vary with the Policy Account Value because the death benefit equals either the face amount plus the Policy Account Value or the applicable percentage of Policy Account Value.

        6. How the Duration of the Policy May Vary. The duration of the Policy depends upon the Policy's Cash Surrender Value. The Policy will remain in force so long as the Cash Surrender Value is sufficient to pay the monthly deduction. Where, however, the Cash Surrender Value is insufficient to pay the monthly deduction or indebtedness exceeds Policy Account Value, and a grace period expires without an adequate payment by the Owner, the Policy will lapse and terminate without value. Special provisions apply if the Owner has paid either the GDEP or Benchmark Premiums.

        D.       PAYMENT OF POLICY BENEFITS.

                 Death benefits under the Policy will ordinarily be paid within seven days after ANLIC receives due proof of death. Policy Account Value benefits will ordinarily be paid within seven days of receipt of a written request. Payment may be postponed in certain circumstances. The Owner may decide the form in which the benefits will be paid. During the insured's lifetime, the Owner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, ANLIC will pay the benefits in a lump sum upon submission of due proof of death.

                 When death benefits are payable in a lump sum, the beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the beneficiary has the right to withdraw the entire amount, the beneficiary may name and change contingent beneficiaries.

        E.       SETTLEMENT OPTIONS.

                 Owners and beneficiaries may elect to have benefits paid in a lump sum or in accordance with a vide variety of settlement options offered under the Policy. Once a settlement option is in effect, there will no longer be value in the Variable Account. ANLIC may make other settlement options available in the future. For additional information concerning these options, see the Policy itself.

                 Option A - Interest for Life. Interest on the amount retained will be paid during the lifetime of the payee. When the payee dies, the amount held by ANLIC will be paid as agreed.

                 Option B - interest for a Fixed Period. Interest or compound interest will be paid for a fixed period. The fixed period cannot exceed 30 years. At the end of the period the principle amount will be paid as agreed.

                 Option C - Payments for a Fixed Period. The amount retained plus interest will be paid in equal monthly installments for the period chosen. The period chosen may not exceed 30 years.

                 Option D - Payments of a Fixed Amount. The amount retained plus interest will be paid in equal monthly installments until the fund has been paid in full. The total payments in any year must be at least 5% of the amount retained.

                 Option E - Life Income. The amount retained plus interest will be paid in equal installments for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Guaranteed payment periods may be elected for 10 or 20 years, or the period in which the total payments will equal the amount retained.

                 Option F - Joint and Survivor Life Income. The amount retained plus interest will be paid during the joint lifetime of two persons and continue during the lifetime of the survivor. Payments are guaranteed for 10 years.

                 Option G - Additional Settlements. At the request of the Owner, ANLIC will pay the amount retained in any manner acceptable to the Company.

                                   APPENDIX A



        On the Issue Date (and on each Monthly Anniversary), the Monthly Deduction is deducted from the Policy Value. The amount deducted on the Issue Date is for the Policy Date and any Monthly Anniversaries that have elapsed since the Policy Date. (For this purpose, the Policy Date is treated as a Monthly Anniversary.) The Monthly Deduction consists of (1) insurance charges ("Cost of Insurance Charge"), (2) administrative charges (the "Monthly Expense Charge"), and (3) any charges for additional benefits added to a Policy by supplemental agreement, as described below. The Monthly Deduction is deducted from the Accounts pro rata on the Basis of the portion of Policy Value in each Account. In addition to the Monthly Deduction, a deduction for certain charges will be made from each premium payment. A charge of 2.25% of each premium will be deducted to compensate Acacia National for expenses associated with state premium taxes for the Policy.

        Cost of Insurance Charge. For any Policy the cost of insurance on each Monthly Anniversary is calculated by multiplying the cost of insurance rate for the Insured by the amount at risk under the Policy for that Monthly Anniversary. The net amount at risk is the difference between the Death Benefit at the beginning of the Policy month divided by 1.00367481 (which reduces the net amount at risk, solely for purposes of computing the cost of Insurance, by taking into account assumed monthly earnings at an annual rate of 4.5%), and the Policy Account Value, as calculated on that Monthly Anniversary.

        The cost of insurance rate for a Policy is based on the attained age, sex, rate class, and size of the policies of the Insured, and therefore varies from time to time. Acacia National guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard rate classes are based on the 1980 Commissioners' Standard ordinary Mortality Table, Age Last Birthday with smoker and non-smoker distinction. The guaranteed rates for substandard rate classes are based on multiples of the same table.

        The current cost of insurance rates will be determined based on Acacia National's expectations as to future mortality, investment, expense and persistency experience. These rates may change from time to time. Any change in the cost of insurance rates will apply to all persons of the same insuring age, sex and rate class whose policies have been inforce for the same length of time.

        Monthly Expense Charge.  This charge is equal to the following:

        A charge of $27 per policy month during the first policy year and $8 per policy month thereafter. The first year charge does not apply in the first year of an increase in coverage;

        Supplemental Benefit Charges. These charges are for any supplemental benefits added to the Policy. The benefits available are as follows:

        Other Insured Rider, provides for level renewable term insurance on the life of any family member. Acacia National will pay the face amount of the rider to the beneficiary upon receipt of proof of the other insured's death. This rider may also be converted to a new policy within 31 days after the insured's death.

        Children's Insurance Rider, provides for level term insurance on the insured's children. The death benefit will be payable to the named beneficiary upon the death of any insured child.

        Accidental Death Benefit Rider, provides additional insurance if the insured's death results from accidental bodily injury.

        Level Renewable Term Rider provides for level renewable term insurance coverage to increase the face amount of the policy. The Owner may purchase additional insurance on a renewable term basis without evidence of insurability up to the insured's age 70.

        Guaranteed Insurability Rider provides that the owner can purchase additional insurance at certain future dates without evidence of insurability.

        Total Disability Rider provides for the payment of the total disability amount by Acacia National as premiums while the owner is disabled. The total disability amount will be paid as a premium upon receipt of proof that; the insured is totally disabled, the disability commenced while the rider was inforce, the disability began on or after the rider anniversary following the insured's 15th birthday, and total disability continued without interruption for four months.

        Accelerated Death Benefit Rider provides for a reduced death benefit to be paid in advance to the Owner of the Policy if the insured suffers from a terminal illness or injury.

                                   APPENDIX B



        If the Policy is surrendered during the first 10 Policy Years, Acacia National will deduct a surrender charge for the original Policy face amount. If a Policy is surrendered within 10 years after an increase in original Policy face amount, Acacia National will deduct a surrender charge for the increase in face amount. The surrender charge will be deducted before any surrender proceeds are paid.

        Surrender charge for Original Face Amount. The surrender charge for the Original Face Amount consists of only sales charge component, and declines to 0 over time as follows. The surrender charge, which is deducted on a surrender made during the first 7 Policy Years, is determined by multiplying 30% of premiums paid on the Policy, up to the Target Premium. The Target Premium is an annual premium based on the insured's age, sex, rate class and face amount.

        After the seventh completed Policy Year, the surrender charge is decreased by 10% for each subsequent Policy Year completed before the date of surrender in accordance with the following table:

     Surrender During                          Percentage of
        Policy Year                           Original Amount

            8th                                     20%
            9th                                     10%
           10th                                      0%

         After the 10th Policy Year, there is no surrender charge for the Original Face Amount.